______________________________________________________________________________

                              SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C. 20549

                                      _______________

                                         FORM 6-K

                                  REPORT OF FOREIGN ISSUER

                           PURSUANT TO RULE 13a-16 OR 15d-16 OF

                           THE SECURITIES EXCHANGE ACT OF 1934

                                For the Date of 27 May 2005

                                      BHP Billiton Plc

                                Registration Number 3196209

                                      Neathouse Place

                                      London SW1V 1BH

                                      United Kingdom



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F  X    Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

  Yes       No  X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------




                                SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.


  1.  Name of company                    2.  Name of shareholder having a major
                                             interest

      BHP BILLITON PLC                       THE CAPITAL GROUP COMPANIES, INC.


  3.  Please state whether notification  4.  Name of the registered holder(s)
      indicates that it is in respect        and, if more than one holder, the
      of holding of the shareholder          number of sharesheld by each of
      named in 2 above or in respect of      them
      a non-beneficial interest or in
      the case of an individual holder
      if it is a holding of that
      person's spouse or children under
      the age of 18

      NOTIFICATION BY THE CAPITAL GROUP      SEE SCHEDULE B ANNEXED HERETO
      COMPANIES, INC. ON BEHALF OF ITS
      AFFILIATES



  5.  Number of      6.  Percentage of   7.  Number of shares/  8.  Percentage
      shares/amount      issued class        amount of stock        of issued
      of stock                               disposed               class
      acquired
                                             21,439,413             0.869%



 9.  Class of security               10.  Date of           11.  Date company
                                          transaction            informed

     ORDINARY US$0.50                     24 MAY 2005            26 MARCH 2005



 12.  Total holding following this        13.  Total percentage holding of
      notification                             issued class following this
                                               notification

      74,026,297                               2.999%



 14.  Any additional information        15.  Name of contact and telephone
                                             number for queries

      ANNOUNCEMENT TRIGGERED BY THE          INES WATSON +44 (0)20 7802 4176
      CAPITAL GROUP COMPANIES, INC
      CEASING TO HOLD A NOTIFIABLE
      INTEREST (SEE SCHEDULE A ANNEXED
      HERETO)



 16. Name and signature of authorised company official responsible for making this notification

      INES WATSON, ASSISTANT SECRETARY, BHP BILLITON PLC



Date of notification 27 MAY 2005






Schedule of holdings in BHP Billiton Plc as of 24 May 2005

                                BHP Billiton Plc

                                   Schedule A


                                                    Number of     Percent of
                                                    Shares        Outstanding

The Capital Group Companies, Inc. ("CG") holdings   74,026,297     2.999%

Holdings by CG Management Companies and Funds:

- Capital Guardian Trust Company                    17,736,265     0.719%

- Capital International Limited                     30,707,406     1.244%

- Capital International S.A.                         5,992,953     0.243%

- Capital International, Inc.                        8,124,655     0.329%

- Capital Research and Management Company           11,465,018     0.465%





Schedule of holdings in BHP Billiton Plc as of 24 May 2005


                                BHP Billiton Plc

                                   Schedule B

                          Capital Guardian Trust Company


Registered Name                                                Local Shares

State Street Nominees Limited                                   2,080,892
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                                         444,598
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                                     75,298
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                          7,627,812
Woolgate House
Coleman Street
London EC2P 2HD

BT Globenet Nominees Ltd                                          153,085
1 Appold Street
Broadgate
London EC2A 2HE

Midland Bank plc                                                 3,287,191
5 Laurence
Poutney Hill
London EC4R OE

Bankers Trust                                                      462,351
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Registered Name Local Shares
Barclays Bank                                                      265,459
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London                                                      5,802
11 Old Jewry
London EC2R 8D8

Royal Trust                                                         10,600

Brown Bros                                                           8,700
One Mellon Bank Center
Pittsburgh, PA 15258

Nortrust Nominees                                                1,844,380
155 Bishopsgate
London EC2M 3XS

Royal Bank of Scotland                                              28,305
Regents House, 42 Islington High St
London N1 8XL

MSS Nominees Limited                                                12,810
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                                        92,838

Citibank                                                            10,200

HSBC Bank plc                                                        7,272
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank N.A.                                                    50,700
London Branch
London

ROY Nominees Limited                                                11,496
71N Queen Victoria Street
London EC4V 4DE

Mellon Nominees (UK) Limited                                        623,755
150 Buchanan Street
Glasgow G1 2DY

JP Morgan Chase Bank                                                632,721
                                             ------------------------------
                                            Total                17,736,265






Schedule of holdings in BHP Billiton Plc as of 24 May 2005


                          Capital International Limited


Registered Name                                                 Local Shares

State Street Nominees Limited                                       767,667
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                                         8,580,963
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                                    2,119,429
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                            4,467,252
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                                    180,559
5 Laurence
Poutney Hill
London EC4R OE

Bankers Trust                                                       238,463
59 1 / 2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank                                                       360,879
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London                                                     314,129
11 Old Jewry
London EC2R 8D8

Registered Name Local Shares
Morgan Guaranty                                                     239,032
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees                                                 4,539,719
155 Bishopsgate
London EC2M 3XS

Royal Bank of Scotland                                            1,529,069
Regents House, 42 Islington High Street
London N1 8XL

MSS Nominees Limited                                                 64,200
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                                      2,625,368

National Westminster Bank                                           372,722

Lloyds Bank                                                          98,912
Central Settlement Section
Branches Stock Office
34 Threadneedle Street

Citibank NA                                                          79,294
Toronto

Registered Name Local Shares
Deutsche Bank AG                                                  1,240,756
23 Great Winchester Street
London EC2P 2AX

State Street Australia Limited                                       11,300
Australia

HSBC Bank plc                                                       936,817
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank N.A.                                                    370,039
London Branch
London

Northern Trust AVFC                                                 289,432
South Africa

KAS UK                                                               78,500
Kass Associate
P.O. Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Limited                                        317,589
150 Buchanan Street
Glasgow G1 2DY

Bank One London                                                     333,473

Clydesdale Bank plc                                                 238,243

JP Morgan Chase Bank                                                313,600
                                              ------------------------------
                                                    Total        30,707,406






Schedule of holdings in BHP Billiton Plc as of 24 May 2005


                           Capital International S.A.

Registered Name                                                 Local Shares

State Street Nominees Limited                                        18,565
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                                            24,400
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                                            1,250,140
Woolgate House
Coleman Street
London EC2P 2HD

Credit Suisse London Branch                                         102,755
24 Bishopsgate
London EC2N 4BQ

Midland Bank plc                                                    454,211
5 Laurence
Poutney Hill
EC4R OE

Barclays Bank                                                       273,647
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Pictet & Cie, Geneva                                                 45,300

Citibank London                                                      59,324
11 Old Jewry
London EC2R 8D8

Brown Bros                                                           51,196
One Mellon Bank Center
Pittsburgh, PA 15258

Nortrust Nominees                                                    37,286
155 Bishopsgate
London EC2M 3XS

Morgan Stanley                                                       34,105

Royal Bank of Scotland                                               71,326
Regents House, 42 Islington High Street
London N1 8XL

J.P. Morgan                                                       2,845,627

National Westminster Bank                                            78,800

Lloyds Bank                                                           7,000
Central Settlement Section
Branches Stock Office
34 Threadneedle Street

RBSTB Nominees Ltd                                                  144,200
67 Lombard Street
London EC3 3DL
UK

Citibank NA                                                          28,033
Toronto

Deutsche Bank AG                                                    264,832
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc                                                       202,206
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

                                              ------------------------------
                                                    Total         5,992,953




Schedule of holdings in BHP Billiton Plc as of 24 May 2005


                          Capital International, Inc.

Registered Name                                                 Local Shares

State Street Nominees Limited                                     3,183,692
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                                           626,099
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                                       49,889
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                            2,213,410
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                                    211,214
5 Laurence
Poutney Hill
London EC4R OE

Bankers Trust                                                        22,991
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Citibank London                                                      45,200
11 Old Jewry
London EC2R 8D8

Brown Bros                                                          147,502
One Mellon Bank Center
Pittsburgh, PA 15258

Nortrust Nominees                                                   217,650
155 Bishopsgate
London EC2M 3XS

Royal Bank of Scotland                                              149,169
Regents House, 42 Islington High Street
London N1 8XL

State Street Bank & Trust Co.                                       195,753

Sumitomo Trust & Banking                                             55,300
Fiduciary & Securities Business Dept.
1-5 Nihonbashi - Honcho 4-chome
Cho-ku, Tokyo 103

Citibank                                                             32,147

RBSTB Nominees Ltd                                                   32,995
67 Lombard Street
London EC3 3DL
UK

Citibank NA                                                         413,644
Toronto

State Street Australia Limited                                       43,200
Australia

HSBC Bank plc                                                       106,800
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

JP Morgan Chase Bank                                                378,000

                                              ------------------------------
                                                      Total       8,124,655




Schedule of holdings in BHP Billiton Plc as of 24 May 2005


                    Capital Research and Management Company


Registered Name                                                 Local Shares

State Street Nominees Limited                                     1,500,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                                            9,965,018
Woolgate House
Coleman Street
London EC2P 2HD

                                              ------------------------------
                                                    Total        11,465,018





__________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 27 May 2005